Correspondence


                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                 March 15, 2007


VIA FACSIMILIE

H. Roger Schwall, Assistant Director
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      New Frontier Energy, Inc.
         Proxy Statement Filed February 12, 2007 (SEC File No. 0-50472)

Dear Mr. Schwall,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Amendment No. 1 to the Proxy Statement (the "Proxy Statement") that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on February 12, 2007 (SEC File No. 0-50472).

     We have included a redlined copy of the proxy statement to expedite your review. The Staff's comments are set forth below along with the Company's responses to those comments.

General
-------

1. Please reconcile your disclosure on page 2 regarding the percentage of outstanding common stook held by your officers and directors with the information provided on page 3 under "Security Ownership of Certain Beneficial Owners and Management."

     The disclosure on page 2 relates to the issued and outstanding shares held by the officers and directors of the Company. The disclosure on page 3 under "Security Ownership of Certain Beneficial Owners and Management" refers to the beneficial ownership for such officers and directors. The Company has revised the disclosure on page 2 to indicate that the issued and outstanding shares held by the officer and directors of the Company does not include any shares that they have a righ to acquire, but have not yet acquired.

2. Please comply with the executive compensation and related party disclosure requirements, including amended Item 402 and newly adopted Item 407 of Regulation S-K. See Section. VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J,8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

     Pursuant to Release No. 34-54302A, companies other than registered investment companies must comply with the disclosure requirements in any proxy or information statements filed on or after December 15, 2006 for companies that are required to include Item 402 and Item 404 disclosure for fiscal years ending on or after December 15, 2006. The Company has a fiscal year ending on February
28. Accordingly, the Company is not required to include Item 402 and Item 404 disclosures for any fiscal years ending on or after December 15, 2006 and compliance with the revised disclosure requirements is not required in the Proxy Statement.

Executive Compensation, page 5
------------------------------

Options Values
--------------

3. Please update to provide information for the last fiscal year. In this regard, we note that you have provided information covering the year 2005.

     The footnote under the disclosure of option values has been amended to reflect the option values were based upon the price of the Company's common stock was $2.19 on May 15, 2006 not May 15, 2005.

Employment Agreements, page 7
-----------------------------

4. We note that Paul G. Laird and Les Bates are also officers at Natural Resources Group, Inc. and that their employment agreements with you required them to devote "such time as [they] deem[] necessary." Please disclose the amount of time that each individual devotes to your company's operations and to the operations of Natural Resources. Also disclose the safeguards that have been implemented to address the potential conflicts of interest resulting from Messrs. Laird and Bates' association with Natural Resources.

     The Company has revised the disclosure in response to this comment to provide that Natural Resources Group, Inc. is an inactive company and that the Company's Board of Directors intend to adopted board resolutions that will set forth the policies and procedures for dealing with potential conflicts of interest between the Company and its officers and directors.

Proposal 1 - Proposed Amendment to the Articles of Incorporation, page 9
------------------------------------------------------------------------

5. Please disclose the total amount generated from the private placement conducted between December 1, 2006 and January 16, 2007.

     The Company has revised the disclosure in response to this comment to reflect that in the private placement, the Company received aggregate gross proceeds of $21,615,500 in cash and converted of principal and interest on a promissory note in the amount of $612,500 into the units sold in the offering, which amount represents the principal amount and all accrued and unpaid interest on a promissory note issued on October 30, 2006.

6. Please disclose the total number of shares of common stock that may be issuable upon conversion, redemption or exercise of the securities currently outstanding. Also disclose the additional number of securities you would need to authorize in order to satisfy the conversion, redemption or exercise of the securities. If the number of shares of common stock you are seeking to authorize exceeds the number of common stock that may be issuable upon such conversion, redemption or exercise, please disclose whether you have any plans, proposals or arrangements to issue the excess shares and describe in detail such plan, proposals, or arrangements.

     The Company has supplemented the disclosure in response to this comment to include the information that is requested above.

7. Provide the information required by Item 202 of Regulation S-K, as applicable.

     The Company has supplemented the disclosure in response to this comment to include information relating to the Company's outstanding securities.

Proposal 2 Proposal to Adopt Approve and Ratify the 2007 Omnibus Long Term
--------------------------------------------------------------------------
Incentive Plan
--------------

8. Ensure compliance with Item 10 of Regulation 14A. We note that you have omitted information required by the item, including the tabular disclosure of benefits. Please revise.

     The Company has supplemented the disclosure in response to this comment to reflect that, among other things, there have been no grants made under the 2007 Omnibus Long Term Incentive Plan (the "Plan"). Because the benefits that will be received by or allocated to the Eligible Employees and the Eligible Consultants (each defined in the Plan) under the Plan will be determined by the Committee from time to time and will depend upon the actions of the Committee, it is not possible to determine the benefits that will be received if the Plan is approved by stockholders or possible to prepare any tubular disclosure of such benefits.

     The Company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                    Sincerely,

                                    SCHLUETER & ASSOCIATES P.C.


                                    /s/ David Stefanski
                                    -------------------
                                    David Stefanski



cc:      New Frontier Energy, Inc.